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                             April 12, 2023

       Yuantong Wang
       Chief Executive Officer
       Huaizhong Health Group, Inc.
       Tianan Technology Park
       13/F Headquarters Center Building 16
       555 Panyu North Ave, Panyu District
       Guangzhou City, China

                                                        Re: Huaizhong Health
Group, Inc.
                                                            Form 10-K for the
Fiscal Year ended October 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 000-55369

       Dear Yuantong Wang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended October 31, 2022

       Business, page 4

   1. Given that you report having your principal executive office in China, you should provide specific and prominent
disclosures about the legal and operational risks associated with having business in this
location, consistent with the guidance in our Sample Letter to
                                                        China-Based Companies,
which was posted to our website on December 20, 2021. You
                                                        may view the Sample
Letter at the following internet address.


https://www.sec.gov/corpfin/sample-letter-china-based-companies

                                                        Please position
disclosures made in response to all applicable comments in the forepart of the periodic report,
without regard to the sectional headings utilized in the Sample Letter
 Yuantong Wang
Huaizhong Health Group, Inc.
April 12, 2023
Page 2
         and notwithstanding the exemption from risk factor disclosures for smaller reporting companies. The disclosures requested in samples comments 2, 11, and 13, related to whether and how the Holding Foreign Companies Accountable Act, as amended by the
         Consolidated Appropriations Act, 2023, and related regulations will affect your company, should be provided adjacent to the cover page or in advance of the other disclosures.

         This comment will also apply to the disclosures that you provide in the Form 8-K amendment that will be required to address the following comment, concerning your acquisition of Sannong Youxuan (BVI) Limited on March 27, 2023. Form 8-K filed March 27, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2. We understand from your disclosure in the current report that you acquired Sannong
         Youxuan (BVI) Limited on March 27, 2023, and that immediately before the transaction you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of
         1934. You explain that the entity acquired was formed in 2016 and has been active in the business of supplemental nutrition products distribution.

         Please amend your report to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act, as required by Item 2.01(f) and Item 9.01 of Form 8-K, including the historical and pro forma financial statements prescribed by Articles 8 and 11 of Regulation S-X. All of this information was required to be filed within four days of the transaction.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Staff Accountant at (202) 551-3752 with any questions.



FirstName LastNameYuantong Wang                               Sincerely,
Comapany NameHuaizhong Health Group, Inc.
                                                              Division of
Corporation Finance
April 12, 2023 Page 2                                         Office of Energy
& Transportation
FirstName LastName